State of Delaware
Secretary of State
Division of Corporations
Delivered 12:32 PM 09/23/2019
FILED 12:32 PM 09/23/2019
SR 20197166596 - File Number 4243205

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF PROGRESSIVE CARE INC.

PROGRESSIVE CARE INC., a corporation organized and existing under the laws of the State of Delaware, herby certifies as follows:

FIRST: The name of this corporation is Progressive Care Inc. (the "Company").

SECOND: The date on which the Company's Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware is October 31, 2006.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation, as heretofore amended (the "Certificate of Incorporation"), by restating Article IV in its entirety, as follows:

"The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is One Billion and Ten Million (1,010,000,000) shares, of which One Billion (1,000,000,000) shares shall be designated as common stock, par value $0.0001 per share, and Ten Million (10,000,000) shares shall be designated as the blank check preferred stock, par value $0.00001 per share, of the Corporation."

FOURTH: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall be effective upon filing.

IN WITNESS WHEREOF, PROGRESSIVE CARE INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 23rd day of September, 2019.

PROGRESSIVE CARE INC.

By: ______________________
Shital Parikh Mars
Chief Executive Officer